Exhibit (a)(1)(H)

Supplement No. 1 to

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

PROTECTION ONE, INC.

at

$15.50 NET PER SHARE

by

PROTECTION ACQUISITION SUB, INC.

a wholly-owned indirect subsidiary of

PROTECTION HOLDINGS, LLC

IMPORTANT NOTICE TO STOCKHOLDERS OF

PROTECTION ONE, INC.

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JUNE 4, 2010, UNLESS THE OFFER IS FURTHER EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”)

OR EARLIER TERMINATED.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2010 (as amended, the “Offer to Purchase”), this Supplement No. 1 to the Offer to Purchase (“Supplement No. 1”) and the related Letter of Transmittal (which, together with the Offer to Purchase and Supplement No. 1, each as may be further amended or supplemented from time to time, collectively constitute the “Offer”), Protection Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Protection Holdings, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Protection One, Inc., a Delaware corporation (“Protection One”), at a purchase price of $15.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes.

The purpose of this Supplement No. 1 is to supplement and amend certain information contained in the Offer to Purchase previously mailed to you. All capitalized terms used but not defined in this Supplement No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Supplement No. 1, the Offer to Purchase and the related Letter of Transmittal contain important information and you should read these documents carefully and in their entirety before making a decision with respect to the Offer.

May 21, 2010

The Offer to Purchase is hereby supplemented and amended as follows:

SUMMARY TERM SHEET

The response to the question “How long do I have to decide whether to tender my Shares in the Offer?” on page S-iv of the Offer to Purchase is hereby amended and restated as follows:

“You will have until 9:00 a.m., New York City time, on June 4, 2010, unless the Offer is further extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated. The Offer had been previously scheduled to expire at 9:00 a.m., New York City time, on June 2, 2010.

If we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.”

The response to the question “Can the Offer be extended and under what circumstances?” on page S-iv of the Offer to Purchase is hereby amended and supplemented by deleting the phrase “20 business days” in the third bullet point of the first paragraph of the response and replacing it with the phrase “18 business days.”

The response to the question “Will I have appraisal rights in connection with the Offer?” on page S-viii of the Offer to Purchase is hereby amended and restated as follows:

“No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with Delaware law and the terms of the Merger Agreement. Subject to the terms of the Merger Agreement, stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

Parent, Purchaser and Protection One have agreed that, if the Merger becomes effective without a meeting of stockholders of Protection One, stockholders entitled to appraisal rights may demand those rights, within 30 days after the later of the Effective Time or the date of the mailing of the notice of appraisal rights (rather than the twenty days from the date of the notice provided by Delaware law). For the avoidance of doubt, Parent, Purchaser and Protection One have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding should be determined without regard to the Top-Up Option, any Shares issued pursuant to the Top-Up Option or any promissory note delivered by Purchaser to Protection One in payment for Shares issued pursuant to the Top-Up Option.”

THE TENDER OFFER

1. Terms of the Offer.

The information set forth in “Section 1. Terms of the Offer” on page 3 of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the section’s first paragraph with the following sentences:

“The term “Expiration Date” means 9:00 a.m., New York City time, on June 4, 2010, unless we, in accordance with the Merger Agreement, further extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. The Offer had been previously scheduled to expire at 9:00 a.m., New York City time, on June 2, 2010.”

The information set forth in “Section 1. Terms of the Offer” on page 3 of the Offer to Purchase is hereby amended and supplemented by deleting the phrase “20 business days” in the section’s fifth paragraph and replacing it with the phrase “18 business days.”

10. Background of the Transaction; Past Contacts or Negotiations with Protection One.

The information set forth under the sub-heading “Background of the Transaction” on pages 18 to 20 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph to the end of the subsection on page 20:

“On May 21, 2010, Parent, Purchaser and Protection One entered into an amendment to the Merger Agreement (“Amendment No. 1”).”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The information set forth under the sub-heading “The Offer” on pages 20 to 21 of the Offer to Purchase is hereby amended and supplemented by deleting the phrase “20 business days” in the third bullet point of the third paragraph after the sub-heading and replacing it with the phrase “18 business days.”

The information set forth under the sub-heading “Top-Up Option” on page 21 of the Offer to Purchase is hereby amended and restated as follows:

“Pursuant to the Merger Agreement, Protection One granted to Purchaser an irrevocable Top-Up Option, exercisable in whole, but not in part, to purchase, at a price per share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding shares of Protection One common stock immediately after the issuance. Purchaser may pay Protection One the aggregate price required to be paid for the Shares issued pursuant to the Top-Up Option by delivery of one or more unsecured, non-negotiable and non-transferable promissory note(s), bearing interest at 10% per annum, compounded monthly, with principal and interest due one year after the purchase of the Shares issued pursuant to the Top-Up Option, prepayable in whole or in part without premium or penalty. The Top-Up Option is not exercisable for a number of Shares in excess of Protection One’s total authorized and unissued Shares. If necessary for Purchaser to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser is required to exercise the Top-Up Option to allow the Short-Form Merger to be completed.”

Following the paragraph under the sub-heading “Expenses” on page 38 of the Offer to Purchase, the following sub-heading and paragraph are added:

“Amendment No. 1 to the Merger Agreement. On May 21, 2010, Purchaser, Parent and Protection One entered into Amendment No. 1. The following summary of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1. We have filed a copy of Amendment No. 1 as an exhibit to the Schedule TO. Under Amendment No. 1, Purchaser, Parent and the Company agreed that:

•

Purchaser may pay Protection One the aggregate price required to be paid for the Shares issued pursuant to the Top-Up Option by delivery of one or more unsecured, non-negotiable and non-transferable promissory note(s), bearing interest at 10% per annum, compounded monthly, with principal and interest due one year after the purchase of the Shares issued pursuant to the Top-Up Option, prepayable in whole or in part without premium or penalty;

•

If the Merger becomes effective without a meeting of stockholders of Protection One in accordance with Section 253 of the DGCL, stockholders entitled to appraisal rights under Section 262 of the DGCL may demand those rights, in accordance with Section 262(d)(2) of the DGCL, within 30 days after the later of the Effective Time or the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL;

•

In any appraisal proceeding described therein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Shares issued pursuant to the Top-Up Option or any promissory note delivered by Purchaser to Protection One in payment for the Shares issued pursuant to the Top-Up Option;

•

Notwithstanding anything in the Merger Agreement to the contrary, the Expiration Date shall be extended to 9:00 a.m., New York City time, on June 4, 2010, by virtue of certain matters in relation to the Rensch Complaint (as described below), the Kotlarsky Complaint (as described below) and the TSF Complaint (as described below); and

•

The total number of business days that Purchaser can extend the Offer, if all the conditions to the Offer have been satisfied and if necessary to fulfill the conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing or any permitted replacement financing is provided, shall be reduced from 20 to 18.”

Section 16. Certain Legal Matters; Regulatory Approvals

The information set forth under the sub-heading “General” on pages 45 to 46 of the Offer to Purchase is hereby amended and restated as follows:

“On May 6, 2010, Donald Rensch, a purported stockholder of Protection One, filed a complaint (the “Rensch Complaint”) on behalf of himself and as a putative class action on behalf of Protection One’s public stockholders against Purchaser, Parent, GTCR, Protection One, each member of the Protection One board of directors, Quadrangle Group LLC, Quadrangle, and Monarch Alternative Capital LP in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in Protection One’s Schedule 14D-9 and the Offer to Purchase are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Donald Rensch. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, an order enjoining the transactions contemplated by the Merger Agreement, a declaration that the defendants have breached fiduciary duties, including in connection with the approval of certain incentive awards, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. The foregoing summary of the Rensch Complaint does not purport to be complete and is qualified in its entirety by reference to the Rensch Complaint, which is filed as an Exhibit to the Schedule TO.

On May 10, 2010, Trading Strategies Fund, a purported stockholder of Protection One, filed a complaint (the “TSF Complaint”) on behalf of itself and as a putative class action on behalf of Protection One’s public stockholders, against GTCR Golder Rauner, LLC, Protection One, and each member of the Protection One board of directors in the district court of Douglas County, Kansas. The complaint alleges, among other things, that the defendants breached fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in Protection One’s Schedule 14D-9 are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by Trading Strategies Fund. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties or aided and abetted in the breach of fiduciary duties, award of damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. On May 14, 2010, the district court of Douglas County, Kansas granted a motion to enter a temporary restraining order preventing the parties from completing the Offer and the Merger prior to June 2, 2010, and a hearing in such court in respect of a preliminary injunction against the completion of the Offer and the Merger has been scheduled for May 27, 2010. The foregoing summary of the TSF Complaint does not purport to be complete and is qualified in its entirety by reference to the TSF Complaint, which is filed as an Exhibit to the Schedule TO.

On May 12, 2010, The Law Offices of Mark Kotlarsky Pension Plan, a purported stockholder of Protection One, filed a complaint (the “Kotlarsky Complaint”) on behalf of itself and as a putative class action on behalf of Protection One’s public stockholders against Purchaser, Parent, GTCR, Protection One, each member of the Protection One board of directors, Quadrangle Group LLC, Quadrangle, and Monarch Alternative Capital LP in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the defendants breached their fiduciary duties or aided and abetted the alleged breach of fiduciary duties in connection with the Offer and the Merger contemplated by the Merger Agreement and alleges that the disclosures contained in Protection One’s Schedule 14D-9 are materially misleading and omit material facts. The complaint does not state how many Shares are purportedly held by The Law Offices of Mark Kotlarsky Pension Plan. The complaint seeks, among other things, an order enjoining the transactions contemplated by the Merger Agreement, a declaration that the defendants have breached fiduciary duties, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. The foregoing summary of the Kotlarsky Complaint does not purport to be complete and is qualified in its entirety by reference to the Kotlarsky Complaint, which is filed as an Exhibit to the Schedule TO.

On May 21, 2010, Parent, Purchaser and GTCR entered into a memorandum of understanding with plaintiffs and the other defendants to settle the lawsuits referred to above, subject to court approval. The defendants deny that they breached any duty, violated any law, or engaged in any of the wrongful acts alleged and specifically deny that any applicable rule, statute, regulation or law requires any further supplemental disclosure. As part of the settlement, the parties have agreed (a) to make available certain additional information to Protection One stockholders, which is set forth in an amendment to the Schedule 14D-9, filed May 21, 2010, and this Supplement No. 1, (b) to increase the amount of time within which stockholders of Protection One may seek an appraisal as provided in this Supplement No. 1 and to disregard in any appraisal action the Top-Up Option, the Shares issued pursuant to the Top-Up Option and any promissory note delivered by Purchaser to Protection One in payment of Shares issued pursuant to the Top-Up Option for purposes of determining the fair value of the Shares, (c) that the Purchaser may pay Protection One the aggregate price required to be paid for the Shares issued pursuant to the Top-Up Option by delivery of one or more unsecured, non-negotiable and non-transferable promissory note(s) as provided in this Supplement No. 1, (d) that, subject to and conditioned on the consummation of the Merger and final approval of the settlement, Protection One will make a payment in the amount of $3,250,000, to be distributed on a pro rata basis to holders of Shares (other than Protection One, Quadrangle, Monarch Alternative Capital LP and their affiliates) as of the close of business on the day before the Expiration Date and (e) to use their best efforts to execute, as promptly as practicable, a stipulation of settlement and such other documentation as may be required (the “Stipulation”) and to submit the Stipulation to the appropriate courts for review. The Stipulation will include a general release of all claims against the defendants, and will include the defendants’ denial that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the lawsuits and express assertion that they have diligently and scrupulously complied with any fiduciary duties and other legal duties. In addition, in connection with the settlement, and subject to court approval, the Company or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed (i) $1.4 million in connection with the Delaware actions, and (ii) $900,000 in connection with the Kansas action. These payments will not affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer or the Merger. Furthermore, any payment is also conditioned on the Offer and the Merger being consummated so the Company’s stockholders will not indirectly bear such payment.”

17. Appraisal Rights.

The information set forth in “Section 17. Appraisal Rights” on pages 47 to 48 of the Offer to Purchase is hereby amended and restated as follows:

“No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL and the Merger Agreement to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. For the avoidance of doubt, Parent, Purchaser and Protection One have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Shares issued pursuant to the Top-Up Option or any promissory note delivered by Purchaser to Protection One in payment for the Shares issued pursuant to the Top-Up Option. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law and the Merger Agreement, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Protection One a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the surviving corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and the Merger Agreement and is qualified in its entirety by reference to Delaware law and the Merger Agreement.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law and the Merger Agreement, before you have to take any action relating thereto. Parent, Purchaser and Protection One have agreed that, if the Merger becomes effective without a meeting of stockholders of Protection One in accordance with Section 253 of the DGCL, stockholders entitled to appraisal rights under Section 262 of the DGCL may demand those rights, in accordance with Section 262(d)(2) of the DGCL, within 30 days after the later of the Effective Time or the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL (rather than the twenty days from the date of the notice provided by the DGCL).

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.”